UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

Application for Deregistration of Certain Registered Investment Companies

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

     (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment Registration"); or

     (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirements to timely file a final Form N-SAR with the Commission. See rule 30b-1 under the Act [17 CFR 270.30b1]; Form [17 CFR 274.101].

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SEC's Collection of Information
-------------------------------

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE



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I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [ ]  Liquidation

     [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company (Note:
          Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Somerset Exchange Fund (the "Fund")

3.   Securities and Exchange Commission File No.: 811-07703

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application           [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 800 Scudders Mill Road, Plainsboro, NJ 08536

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: James O'Connor, Esq., Sidley Austin Brown & Wood LLP, 875 Third Avenue, New York, NY 10022, 212-906-2000.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]: Donald C. Burke, 800 Scudders Mill Road, Plainsboro, NJ 08536, 609-282-7085.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

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9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                      [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Merrill Lynch Investment Managers, L.P., 800 Scudders Mill Road, Plainsboro, NJ 08536.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not applicable

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes                 [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.:  811-__________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes            [ ]  No

          If Yes, state the date on which the board vote took place: November 7, 2001.

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ ] Yes             [X]  No


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          If Yes, state the date on which the shareholder vote took place:


          If No, explain:

          The possibility of deregistration under the Investment Company Act was disclosed to prospective investors in the Fund's Confidential Private Placement Memorandum dated February 14, 1996, as amended by the Inspection Report and Supplement to Confidential Private Placement Memorandum dated June 24, 1996, under the heading entitled "Risk Factors--Regulation" (page 31), which stated that

               "[i]f the number of Shareholders in the Fund is reduced below 100, the Fund could withdraw its registration under the
               Investment Company Act...."

          Thus, all Shareholders were made aware of the possibility of deregistration prior to making their decision to invest in the Fund.

          On October 2, 2001, at a Special Meeting of Shareholders of the Fund, a majority of the Fund's Shareholders, voting in person or by proxy, voted to approve a proposal to convert the Fund from a closed-end investment company to an open-end investment company, which proposal included the following:

          (a) changing the Fund's subclassification from a closed-end investment company to an open-end investment company; and

          (b) approving the Fund's Amended and Restated Declaration of Trust to, among other things, reflect the Fund's status as an open-end investment company.

          In the Fund's Definitive Proxy Statement ("Proxy Statement") seeking approval of this proposal, dated August 22, 2001, under a section heading entitled "Potential Deregistration under the Investment Company Act," Shareholders of the Fund were informed that

               "following conversion to an open-end investment company, if redemptions cause the number of Shareholders to fall below the 100 beneficial owner level requiring registration under the Investment Company Act, it is contemplated that the Fund would seek to deregister under such Act."

          That section also discussed various consequences of deregistration.

          Furthermore, in the Form of Third Amended and Restated Declaration of Trust approved by Shareholders (which was attached to the Proxy Statement as Exhibit A and marked to show the proposed changes to its Second Amended and Restated Declaration of Trust), new Article X, Section 10--"Deregistration under the 1940 Act" stated that

               "in the event that the Trust qualifies for an exclusion from the definition of `investment company' under section 3(c)(1) or section 3(c)(7) of the 1940 Act, the Trustees may, without Shareholder approval (unless otherwise required by applicable law), cause the Trust to deregister under the 1940 Act



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               and to continue as an unregistered pooled investment vehicle until its termination."

          Therefore, the Shareholders were notified of the possibility that the Fund would deregister under the Investment Company Act after converting to an open-end fund, and specifically approved the Form of Third Amended and Restated Declaration of Trust, which permits the Trustees of the Fund to deregister without Shareholder approval.

II. Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [ ]  Yes              [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         (b)  Were the distributions made on the basis of net assets?

              [ ]  Yes             [ ]  No

         (c)  Were the distributions made pro rata based on share ownership?

              [ ]  Yes             [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated.

         (e)  Liquidation only:
              Were any distributions to shareholders made in kind?

              [ ]  Yes             [ ]  No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders.

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes                 [ ]  No

     If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders.

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ]  Yes                 [ ]  No



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     If No,
          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes                 [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes                 [ ]  No

     If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

          [ ]  Yes                 [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes                 [ ] No

     If Yes,
          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation

                    (i)    Legal expenses:

                    (ii)   Accounting expenses:



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                    (iii)  Other expenses (list and identify separately):

                    (iv)   Total expenses (sum of lines (i) to (iii)):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes           [   ]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes             [X]  No

     If yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [X]  Yes            [ ]  No

     If Yes, describe the nature and extent of those activities:

     Upon deregistration, the Fund intends to maintain its qualification for exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Investment Company Act and to continue as an unregistered pooled investment vehicle until it is liquidated or terminated, but no later than its stated termination date of October 2, 2006. As stated in the Fund's Confidential Private Placement Memorandum dated February 14, 1996, as amended by the Inspection Report and Supplement to Confidential Private Placement Memorandum dated June 24, 1996, the Fund does not intend to sell any new shares to the public or accept any additional subscriptions. Since November 12, 2001, the effective date of conversion to an open-end investment company, Shareholders have been able to redeem their shares of beneficial interest for in-kind distributions of portfolio securities or cash or a combination thereof, at the option of the Fund, at the net asset value of such shares next determined after the tender for redemption. The Fund will continue to conduct redemptions on a periodic basis, no less frequently than annually.



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VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                 VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Somerset Exchange Fund (ii) he is the President of Somerset Exchange Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


Dated:  November 13, 2001                        /s/ Terry K. Glenn
                                         ------------------------------------
                                                     Terry K. Glenn